August 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attn: Daniel Morris, Special Counsel

Re:	Stellar Acquisition III Inc. Amendments No. 1 and 2 to Registration Statement on Form S-1 Files July 28, 2016 and August 2, 2016 File No. 333-212377

Dear Mr. Morris:

Stellar Acquisition III Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 5, 2016, regarding our Amendments No. 1 and 2 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on July 28, 2016 and August 2, 2016, respectively.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Ability to extend time to complete business combination, page 14

1.	We note your disclosure that you “would not be obligated” to repay the extension loans. However, it is unclear whether you intend to so. If you will not repay the loans if you do not complete an initial business combination, please revise to clearly disclose. If you will repay the loans if you do not complete an initial business combination, please disclose the source of funds to be used to repay the loans.
The Company will revise the final prospectus to clarify that it will not repay such loans in the event that the Company does not consummate a business combination.

Our sponsors may decide not to extend the term, page 26

2.	We note that the redemption of the trust funds will be subject to claims made by creditors under Marshall Islands law. Please disclose whether the extension loans would give rise to claims by the sponsors under Marshall Islands law.
The extension loans would not give rise to claims by the sponsors because the sponsors will waive their right to be repaid in the event that the Company does not consummate a business combination.

Exhibits

3.	We note that you have not filed the promissory note to be used in connection with the extension loans. Please file with your next amendment.

The promissory note to be use in connection with the extension loans has not yet been negotiated because the Company will not issue a promissory note unless and until the sponsors determine to extend the amount of time the Company has to consummate a business combination beyond twelve months. As such, we do not believe that the promissory note needs to be filed as an exhibit to the registration statement. We hereby confirm to the Staff that in the event the Company issues a note to the sponsors, such note will be filed as an exhibit to a future filing of the Company (most likely a Current Report on Form 8-K). Furthermore, the note will be on substantially similar terms to the promissory note previously filed as an exhibit to the Registration Statement, including the fact that the note will be interest free, and will provide a waiver by the sponsors against trust and, as described in response to comment 3 above, any rights to be repaid in the event the Company fails to consummate a business combination.

Exhibit 1.1

4.	Please reconcile the statement in this exhibit that your “initial focus will be on acquiring an operating business in the information technology consulting industry” with your disclosure throughout your filing that you will focus “[y]our efforts on identifying a prospective target business in the international energy logistics industry.”

This was a typographical error which will be deleted in the execution version to be filed as an exhibit to the Company's Current Report on Form 8-K following the effectiveness of the Registration Statement (the "Form 8-K").

Exhibit 3.3

5.	Please provide your analysis as to whether section 9.7 operates to pull the Redemption Limitation into section 9.2(d). It appears that any attempt to change section 9.2(d), whether or not successful, would trigger section 9.7. Please advise as to whether this trigger would result in shareholders receiving less than 100% value.

As discussed with the Staff, we believe that pursuant to both Section 9.2(d) and Section 9.7 of the Company’s amended and restated articles of incorporation (the “Charter”), the Company is obligated to redeem 100% of the Offering Shares (as defined therein) and the two sections are not directly related to each other. Section 9.2(d) would apply in the event that the Company has not consummated its initial business combination by the applicable termination date and liquidates the trust account without any further extensions of time, and Section 9.7 would apply in the event that the Company wishes to extend the amount of time the Company has to consummate its initial business combination beyond any permitted extensions as provided in Section 9.1(c). The purpose of Section 9.7 is to ensure that the Company stands by its obligation to allow public shareholders to redeem their shares on the termination date, even if the amount of the time the Company has to consummate an initial business combination has been extended.

Exhibit 10.5

6.	We note that the prospectus indicates that the required loan amount for each extension will be $460,000 if the over-allotment is exercised. Please advise us as to where this requirement is reflected in this agreement.
This requirement is reflected in Section 9.1(c) of the form of the Charter. In addition, Exhibit D of the trust agreement will be revised to include such requirement, and the corrected version will be filed as an exhibit to the Form 8-K.

7.	The exhibits to Exhibit 10.5 appear to indicate that the funds held in trust will be transferred to an account outside of the trust before being distributed to shareholders. If so, please provide us your analysis of whether that procedure increases the risk that your creditors or the creditors of the business you acquire could access the funds.

We hereby advise the Staff that the proceeds of the public offering will continue to be held in a trust under the direction and control of Continental Stock Transfer & Trust Company (“Continental”) until the funds are distributed to shareholders seeking redemption of their shares, notwithstanding the fact that the funds will be transferred from one account to another immediately prior to consummation of a business combination. The J.P. Morgan Chase Bank N.A. account referenced in the exhibit to Exhibit 10.5 is Continental’s segregated account established for the Company. Accordingly, the proceeds will continue to be held separate and apart from the Company’s other assets in an isolated account under the direction and control of Continental solely to pay all redeeming shareholders that have returned their shares. In fact, such funds are outside the control of the Company and are no longer considered assets of the Company at the closing of the Company’s initial business combination. We therefore respectfully believe that the funds are at no greater risk of being accessed by creditors during this period.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Prokopios (Akis) Tsirigakis Prokopios (Akis) Tsirigakis Chief Executive Officer

cc:    Ellenoff Grossman & Schole LLP
          Loeb & Loeb LLP

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